Paul Jacobson	Delta Air Lines, Inc.
Senior Vice President &	Department 828
Chief Financial Officer	P.O. Box 20706
Atlanta, GA 30320
T. 404 715 6583
F. 404 715 3956
paul.jacobson@delta.com

May 25, 2012

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:	Delta Air Lines, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed February 10, 2012
File No. 001-05424

Dear Ms. Cvrkel:

This is in response to the Staff's letter dated May 14, 2012 regarding Delta's Annual Report on Form 10-K for the year ended December 31, 2011. For your convenience, we have included in this letter the Staff's comment before providing our response to that comment.

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Form 10-K for the Year Ended December 31, 2011

Note 12. Equity and Equity Compensation, page 82

1.
We note your response to our prior comment number 6 in which you indicate that you do not believe that disclosures related to your stock based compensation plans are material to an understanding of your financial statements as a whole and as such you do not believe that all of the disclosures outlined in ASC 718-10-50 are required. Due to increased emphasis of investors and others on stock-based compensation arrangements in recent years, it is generally the staff’s position that stock-based compensation plans are of material interest to investors and other users of the financial statements and therefore the disclosures outlined in ASC 718-10-50 should generally be provided unless stock-based compensation plans are clearly immaterial to the financial statements. As compensation expense recognized under your stock-based compensation plans totaled approximately 9% and 15% of your pre-tax earnings during 2011 and 2010 we do not believe that these arrangements are immaterial in relation to your financial statements as a whole. Accordingly, as requested in our prior comment, please revise the notes to your financial statements to include the disclosures outlined in ASC 718-10-50, as applicable.

Response:

In formulating all of our financial statement disclosures, we use judgment in determining information that will enhance a user's understanding of our financial statements while avoiding disclosures that would result in information overload for investors or disclosure of information that is not required or is immaterial. In determining the materiality of disclosures, we consider both quantitative and qualitative factors as set forth in ASC 250-10-S99 (“SAB 99”). We also consider the disclosure objectives of each standard in addition to the related prescriptive disclosure requirements.

We believe we have disclosed the information important for the users of the financial statements to understand the impact of equity compensation on our financial statements. We disclosed the items that provide the users of our financial statements an understanding of our program and its (1) impact on our statement of operations and (2) potential dilutive effect on our earnings per share. We ensured that our disclosures were consistent with the objectives-based disclosure guidance contained in ASC 718-10-50-1, where material. In addition, we assessed each of the specific disclosure provisions in ASC 718-10-50-2 and included only those disclosures that were material to our financial statements as a whole, either individually or collectively.

Impact on Statement of Operations. The Staff indicated in its comment that compensation expense recognized under our stock based compensation plans totaled approximately 9% and 15% of pre-tax earnings for 2011 and 2010, respectively, and therefore, the Staff does not believe that these stock-based compensation plans are immaterial. Although SAB 99 notes that materiality cannot be reduced to a numerical formula, we agree that a quantitative analysis should be considered in a materiality assessment. If we were assessing the materiality of a misstatement of expense, we agree that a comparison to our pre-tax income would be a key factor in determining materiality. However, in determining the materiality of an expense category, the significance of that expense should be assessed by a comparison to similar expenses or total expenses. For purposes of whether the disclosures outlined in ASC 718-10-50 are material for disclosure and thus required, we believe it is more relevant to compare equity compensation expense to salaries and related costs (that is, total compensation expense) and total operating expenses. This assessment approach is consistent with the provisions of SAB 99 regarding consideration of materiality relative to individual line item amounts, subtotals, or totals in the financial statements as well as the financial statements taken as a whole.

Equity compensation expense represents 1.0%, 1.3%, and 1.6% of salaries and related costs or 0.2%, 0.3%, and 0.4% of total operating expense for the years ended December 31, 2011, 2010, and 2009, respectively. We believe this is an indicator that our equity compensation program is immaterial to our financial disclosures as a whole. However, in light of the surrounding circumstances (increased emphasis of investors and others on stock-based compensation arrangements in recent years) we disclose the total equity compensation expense for each year presented and our total unrecognized compensation cost to provide the users of the financial statements an understanding of the magnitude of our equity compensation program.

Potential Dilutive Effect. As required by ASC 260-10-50-1, in Note 16 (page 85) we disclose the dilutive effects of share based awards and the antidilutive common stock equivalents excluded from diluted earnings per share for each period presented. If these common stock equivalents were dilutive, the impact would be a $0.02 (or 2%) decrease in our diluted earnings per share for 2011 further demonstrating the immateriality of our equity compensation program.

However, due to the nature of stock-based compensation, we specifically disclose information in Note 12 that would allow the readers of our financial statements to fully understand the likelihood of dilution from existing awards. We disclosed that there were 4 million unvested restricted stock awards and 18 million outstanding stock options (17 million of which were exercisable) and that we expect substantially all of these awards to vest. To give additional information about the potential for dilution, we disclosed that our options generally have a 10-year term and the weighted average exercise price of our stock options outstanding was $12.15. Additionally, to allow our readers to understand the potential amount of future grants under management's existing authority, we disclosed that we have 34 million shares available for future grants under our existing equity compensation plan.

Disclosure Assessment. The information we evaluated and concluded was not material for disclosure primarily relates to (1) current year activity, (2) assumptions used in determining the fair value of our equity awards and (3) the cash impact of awards. We recorded a total of $72 million of expense in 2011 related to our stock options, restricted stock, and performance shares.

Stock Options. We recorded $11 million of expense related to stock options. During 2011, we granted 78,865 stock options ($0.5 million fair value) and disclosed that we use an option pricing model to determine their fair value. Due to the immateriality of our stock option expense, we did not disclose the underlying assumptions prescribed in ASC 718-10-50-2f and substantially all other activity-related disclosures for our stock options.

Restricted Stock. We recorded $50 million of expense related to restricted stock awards granted over the last four years to approximately 700 management level employees. During 2011, we granted 2.7 million restricted stock awards with grant date fair value of $31 million. We disclose that we determine the fair value of our restricted stock awards using the closing price of common stock on the date of grant. There are no other assumptions related to these grants that would significantly impact the timing and amount of expense recognized.

Performance Shares. We recorded $11 million of expense related to performance awards. The fair value of these awards is based on the closing price of common stock on the date of grant and there are no other significant assumptions in determining fair value. We paid $10.5 million to participants for performance awards settling in cash. In the context of $2.8 billion in operating cash flows during the year, these amounts are clearly immaterial.

Conclusion. The composition of all of our stock compensation instruments was consistent with prior periods. Therefore, from a qualitative standpoint, we concluded the activity-related disclosures were not material.

Other Considerations. Our investor relations group has confirmed that we have not received any inquiries from investors relating to our equity compensation program disclosures in our 2011 Form 10-K or our equity compensation program in general. We agree that material stock-based compensation plans are of interest to investors and other users of the Company's financial statements. For this reason Regulation 14A promulgated pursuant to the Securities Exchange Act of 1934 requires extensive information about executive compensation, including equity compensation disclosures, in connection with the solicitation of proxies for the election of directors.

Interested persons may review our proxy statement, filed April 27, 2012.  It contains detailed information about the payment of restricted stock to executives under our stock-based compensation plans and is incorporated by reference into our 2011 Form 10-K. These plans are described on pages 27-32 in the Compensation Discussion and Analysis section of the proxy statement.  Moreover, the Summary Compensation Table on pages 36-39 of the proxy statement column (e) discloses the aggregate fair value of the awards granted in 2011, computed in accordance with ASC 718. More detail on equity awards is provided to investors and other interested persons in the Grants of Plan-Based Awards Table, the Outstanding Equity Awards at Fiscal Year End and the Option Exercises and Stock Vested Table on pages 39-41 of the proxy statement.

Conclusion. ASC 105-10-05-6 states, "[t]he provisions of the Codification need not be applied to immaterial items." We assessed each disclosure provision in ASC 718-10-50 in the context of the disclosure-objectives, transparency, usefulness, disclosure overload and materiality. After considering all relevant information and circumstances, we believe our disclosures provide an appropriate level of information to enable a user to understand the financial impact of our equity compensation program. We do not believe that we have omitted disclosure related to a material item and in certain cases, feel that we may have provided more disclosure than is necessary to assure the users of our financial statements that our program is indeed not material to our financial statements as a whole. We will continue to assess our disclosures carefully at each reporting period and will adjust our disclosure as appropriate.

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In connection with responding to the Commission's comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We sincerely hope that we have thoroughly addressed your comments on our 2011 Form 10-K.
We will be pleased to respond promptly to any additional requests for information or material that we may provide in order to facilitate your review. If you have any questions, please contact Craig Meynard (404-715-3356), Managing Director - Accounting and Reporting.

Very Truly Yours,

/s/ Paul Jacobson
Senior Vice President and
Chief Financial Officer

cc:	Claire Erlanger
Craig Meynard
Michael Randolfi

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